
SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C. SECTION
203



SEC ... IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 17597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **George McKelvey Co., Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Washington Boulevard
(No. and Street)

Sea Girt	**New Jersey**	**08750**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. McKelvey **(732) 449-5323**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Ferraro, CPA
(Name – *if individual, state last, first, middle name*)

278 Route 34	**Matawan**	**New Jersey**	**07747**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/07

OATH OR AFFIRMATION

I, Robert G. McKelvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George McKelvey Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

MARY CLAUDIA GATHMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/26/2008



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

GEORGE McKELVEY CO., INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2006

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
George McKelvey Co., Inc.

I have audited the accompanying statement of financial condition of George McKelvey Co., Inc. as of December 31, 2006, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of George McKelvey Co., Inc. at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Michael R. Ferraro, CPA
Matawan, New Jersey
February 20, 2007

GEORGE McKELVEY CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Cash	$ 48,706
Receivable from clearing organization	29,478
Receivables from investment advisory fees	1,248,343
Temporary investments	17,197
Securities pledged under subordination agreement	300,000
Furniture and equipment, at cost, less accumulated depreciation of $428,427	45,758
Other assets	72,110
	$ 1,761,592

Liabilities and Stockholders' Equity

Liabilities:	
Unearned investment advisory fees	$ 1,055,430
Accounts payable, accrued expenses and other liabilities	111,515
	1,166,945
Commitments, contingencies and guarantees	
Subordinated borrowings	300,000
Stockholders' equity	
Common stock, no par value, authorized 2,500 shares, Issued 100 shares	25,000
Paid-in capital	48,167
Retained earnings	221,480
Total stockholders' equity	294,647
	$ 1,761,592

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Commissions	$ 689,274
Investment advisory fees	2,776,007
Other income	309,423
Total revenue	3,774,704
Expenses	
Salaries and other employment costs for voting stockholder officers	1,689,332
Employee compensation and benefits	1,393,858
Commissions paid to other broker-dealers	188,895
Regulatory fees and expenses	17,789
Depreciation	14,949
Other expenses	466,960
Total expenses	3,771,783
Net income	$ 2,921

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock		Additional		Total
	Common		Paid-in	Retained	Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2006	100	$ 25,000	$ 48,167	$ 218,559	$ 291,726
Net Income				2,921	2,921
Balance at December 31, 2006	100	$ 25,000	$ 48,167	$ 221,480	$ 294,647

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings at January 1, 2006	$ 300,000
Changes in subordinated borrowings	0
Subordinated borrowings at December 31, 2006	$ 300,000

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities		
Net income		$ 2,921
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Depreciation	14,949	
(Increase) decrease in operating assets:		
Net receivable from clearing organization	(522)	
Net receivable from customers	(25,692)	
Other assets	(7,663)	
Increase (decrease) in operating liabilities:		
Unearned investment advisory fees	20,326	
Other liabilities	26,469	
Total adjustments		27,867
Net cash provided by operating activities		30,788
Cash flows from investing activities:		
Purchase of furniture and equipment	(7,284)	
Redemption of temporary investments	36,538	
Net cash provided by investing activities		29,254
Cash flows from financing activities:		
Payment of short-term bank loan	(50,000)	
Net cash used in financing activities		(50,000)
Increase in cash		10,042
Cash at beginning of year		38,664
Cash at end of year		$ 48,706

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2006

NOTE 1: Organization and Nature of Business

George McKelvey Co., Inc. ("Company") is a corporation organized under the laws of New Jersey in 1973. The Company is duly registered as a broker-dealer and investment advisor with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC), respectively.

NOTE 2: Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis.

Effective November 9, 1992, the Company entered into an agreement with National Financial Services LLC to clear transactions on a fully disclosed basis for customer and contra-broker accounts. As part of the terms of the agreement, the Company is required by National Financial Services LLC to maintain a minimum net capital of $100,000.

The accompanying financial statements have been prepared on the accrual basis of accounting.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

GEORGE McKELVEY CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2006

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense is appropriately reflected in the financial statements.

Depreciation

Depreciation is provided on a straight-line basis in the current period using estimated useful lives of five years, and in prior periods, double-declining method using estimated useful lives of five to seven years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3: Receivable From Clearing Organizations

Accounts receivable from National Financial Services LLC as of December 31, 2006 is $29,478.

NOTE 4: Other Assets

Cash of $50,000 has been segregated with National Financial Services LLC, which is a requirement of the clearing agreement. This deposit bears interest at the average overnight repurchase agreement rate for the applicable period.

NOTE 5: Bank Loan

Effective May 24, 2000, the Company obtained a line of credit in the amount of $300,000 from Wachovia Bank. All borrowings are collateralized by various assets of the Company and are personally guaranteed by the Officers-Shareholders. Interest accrues at the Bank's prime lending rate (8.25% as of December 31, 2006). There was no loan balance due as of December 31, 2006.

NOTE 6: Pension and Other Postretirement Benefit Plans

The Company maintains a qualified retirement program in accordance with Section 401(k) of the Internal Revenue code. The Company provided a retirement contribution of $53,892 for the year ended December 31, 2006. The plan provides for an employer contribution of 3% of all eligible employees' compensation.

NOTE 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $312,972, which was $62,972 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1.

NOTE 8: Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as the occurrence or nonoccurrence of a specified event) asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

GEORGE McKELVEY CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2006

NOTE 8: Guarantees

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with the acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9: Commitments and Contingent Liabilities

The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2006, are approximately as listed below:

2007	$105,000

NOTE 10: Related Party Transaction

The Company's leased office facility is owned partially by a shareholder of the Company. The rent, which approximates fair market value, is under a three-year lease with a three-year renewal option. Rent expense in 2006 was $105,000.

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
George McKelvey Co., Inc.

I have audited the accompanying financial statements of George McKelvey Co., Inc. as of and for the year ended December 31, 2006, and have issued my report thereon dated February 20, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Michael R. Ferraro, CPA
Matawan, NJ
February 20, 2007

Schedule I

GEORGE McKELVEY CO., INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net Capital		
Total stockholders' equity		$ 294,646
Deduct stockholders' equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		294,646
Add:		
Subordinated borrowings allowable in computation of net capital		300,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		594,646
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 45,758	
Other assets	235,414	281,172
Net capital before haircuts on securities positions (tentative net capital)		313,474
Haircuts on securities		
Trading and investment securities		502
Net capital		$ 312,972
Aggregate indebtedness		
Short-term bank loan	$ -	
Accounts payable, accrued expenses and other liabilities	131,229	
Total aggregate indebtedness	$ 131,229	
Computation of basic net capital requirement		
Minimum net capital required: (6.67% of aggregate indebtedness)	$ 8,753	
Minimum dollar net capital requirement	250,000	
Net capital requirment (greater of minimum required)		250,000
Excess net capital		$ 62,972
Excess net capital at 1,000 percent		$ 299,850
Percentage of aggregate indebtedness to net capital		42%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		51%
Ratio: Aggregate indebtedness to net capital		.42 to 1

No material differences existed between the above computation and the computation included with the Company's corresponding unaudited Form X-17A-5 Part IIA.

Schedule II

GEORGE McKELVEY CO., INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Effective November 9, 1992, the company entered into an agreement with National Financial Services LLC to clear transactions on a fully disclosed basis for customer and contra-broker accounts. Thus, the Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3.

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
George McKelvey Co., Inc.

In planning and performing my audit of the financial statements of George McKelvey Co., Inc., for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL (Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Michael R. Ferraro, CPA
Matawan, New Jersey
February 20, 2007

END